Trio Gold Corp.
Exemption #82-2127

TRIO GOLD

02034032

April 20, 2002

SUPPL

02 MAY 15 AM 10:20

Securities and Exchange Commission
Room 3094 (3-4)
450 - 5th Street N.W.
Washington, D.C. 20549

Attention: Samuel Wolff

Dear Sir:

Re: Trio Gold Corp. Annual Meeting

Please be advised that Trio Gold Corp.'s Annual Meeting will be held on June 14, 2002. The record date is set at May 15, 2002.

If you have any questions, please do not hesitate to contact the undersigned.

Yours truly,

Harry B. Ruskowsky
President

PROCESSED
MAY 2 1 2002
THOMSON
FINANCIAL

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